                                     [LOGO]

                               2000 ANNUAL REPORT

LETTER
TO SHAREHOLDERS

DEAR FELLOW SHAREHOLDER:

The year 2000 was a year of significant challenges for Prime Retail and its shareholders. On January 18 we announced the suspension of dividends on both our preferred and common stock. At the same time, the Company announced lower FFO expectations for 2000, primarily because of an anticipated reduction in occupancy, higher interest expense, and the need to increase our marketing contribution to our centers.

  In February I was asked by our Board of Directors to assume the responsibility of acting CEO of the Company. During the next few months we discontinued many initiatives which were not at the core of our business to preserve capital. These included discontinuing our e-outlets initiative and the Designer Connection outlet stores and scaling back our plans for Europe. In July the Board named me permanent CEO of the Company and Bob Brvenik was named CFO.

  In August 2000 the Company defaulted on a $20 million loan obligation which, in turn, triggered violations of the financial covenants in certain other loans. As the financial crisis worsened, articles in the press began to predict our bankruptcy as almost inevitable and, as you know, the price of both our common and preferred stocks dropped significantly.

  Last May in my first annual letter to shareholders and later at our annual meeting, I outlined a plan for Prime Retail. First we needed to stabilize the financial condition of the Company by consolidating and extending the maturity of our short-term debt so that the cash flow from our outlet centers could pay off such

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debt over time. Once stabilized, we could then pursue the selective sale of certain properties to further reduce the overall leverage of the Company. At the same time we needed to continue to focus on ways to improve income and occupancy at our centers through the implementation of a number of initiatives including an $11 million program to renovate and rehabilitate many of our centers. In order to boost sales and traffic at our centers, we planned to contribute an additional $4 million to augment the marketing funds contributed by our tenants. Finally, we needed to maintain and strengthen the close working relationship we had with all of the high quality manufacturers that are our tenants, whose success and financial health are critical to our own.

  To date we have taken the first critical steps toward accomplishing these goals. On December 22, 2000 the Company closed a series of transactions that restructured most of our short-term debt into a three-year mezzanine loan totaling $90 million. The $20 million loan which was in default and was secured by a pledge of our new project in Puerto Rico was refinanced with a new first mortgage on Puerto Rico in the same amount. The terms of two other loans totaling $132 million that were scheduled to mature in 2000 were also extended. At the same time the Company sold four of its outlet centers which generated nearly $54 million in net proceeds. The sale of these four assets, combined with the sale of the Silverthorne outlets center a few months later, has generated a total of $63 million of net proceeds, most of which was used to pay down short-term debt. Together these transactions gave the Company the "breathing room" it needed to focus solely on its core competency, which is the management and leasing of outlet centers. The series of transactions will also provide the capital to renovate and rehabilitate our centers during 2001 and to fund our $4 million contribution to the marketing fund.

  Despite not having the capital to complete the planned renovation and rehabilitation of our centers in 2000, we did manage to restore some of the decline in occupancy experienced at the beginning of the year to finish the year at 92.5%. We leased about 2.7 million square feet of existing space at an average net effective base rent of $13.41 per square foot (excluding reimbursable expenses) which represents an increase of $0.33 per square foot or 2.5% from the prior year's average rent for that same space.

  Lack of capital also prevented us from fully funding our planned $4 million contribution to marketing. The anticipated boost in sales and traffic never materialized and we finished the year down 2.9% in same-store comparable sales. Despite not making the entire $4 marketing contribution or completing the planned rehabilitation for our centers, this decline in same-store sales was only somewhat more than the 1.9% decline in sales reported by the ICSC in their year-end report on Factory Outlets.

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
  Finally, we did work hard to maintain a close working relationship with our tenants at many different levels, from leasing to operations and from the store level manager to the highest levels of corporate management. Our tenants, as a group, were very concerned about our financial health because, in many cases, we are their largest landlord. As a result of open, honest, and frequent communication with our tenants they, as a group, remained confident that Prime Retail would survive the financial crisis. Their confidence in us was best demonstrated by the fact that they continued to execute leases with us allowing us to renew nearly 80% of the leases that were scheduled to expire in 2000. Without such releasing success, our year-end refinancing would have been more difficult, if not impossible.

  In summary, the year 2000 provided both accomplishments and disappointments for the Company. We executed a major refinancing that stabilized the Company. We sold some of our assets to significantly reduce the overall debt and leverage of the Company. We executed almost 2.7 million square feet of leases and increased occupancy to 92.5% by year-end from a low of 90.4% in May.

  On the other hand we had some significant disappointments. We did not rehabilitate our centers as planned or fully fund our planned marketing contribution. Same-store sales for the portfolio were not only down, but were down somewhat more than the industry average for the year.

  Since the first of this year the results have also been mixed. Compared to the fourth quarter of 2000, FFO for the first quarter was down 46% to $7.3 million, mostly the result of higher interest costs and lost income due to the sale of five of our outlet centers. Occupancy has declined 2.6% to 89.9%, partly due to the normal seasonal decline in temporary tenants following the holiday period, but also due to the recent bankruptcy of several of our tenants, including Bugle Boy, Ultra Jewelry and Paul Harris.

  Sales, too, continue to be down since the first of the year, with same-store sales down 3.9% for the quarter. It was encouraging, though, that this result was actually slightly better than that of the factory outlet industry, which ICSC reported at -4.3% for the first quarter.

  The tasks ahead are clear. We need to make sure we meet the financial obligations of the new $90 million mezzanine loan. To do so we will continue to focus on sustaining and improving, wherever possible, the income from our properties. Space by space, tenant by tenant, our leasing team will do its best to increase occupancy and revenue from our portfolio. The leasing team's effort to lease our properties can certainly be enhanced by having a portfolio of centers that are well maintained, where sales are strong or at least improving.

  We therefore need to complete the rehabilitation of our centers to get them to a level of quality consistent with what has been Prime Retail's standard of excellence. Our goal is to complete the program by

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year-end. The cost is now expected to be over $13 million. Nearly every outlet center will receive some level of rehabilitation.

  We also need to turn around the disappointing same-store sales performance of our centers. To fall even slightly below our industry peer group is simply not acceptable. To help do that I have reaffirmed our commitment to supplement our tenants' contributions to marketing with a $4 million contribution of our own this calendar year. Our marketing programs are being redesigned and tailored to the individual needs of each center. Our tenants' "brand names" will be promoted more than ever before in all media. We will continue to pursue strategic marketing partnerships that will attract new shoppers or increase revenue. For instance, earlier this year, in March, we announced an exclusive agreement with Kampgrounds of America (KOA) that is providing shopping incentives for KOA's 750,000 Value Kard member families. Our ongoing alliance with Coca-Cola is expected to generate nearly $1 million in income in 2001.

  We also plan to continue the efforts of the special task force which was formed last year to develop a comprehensive strategic plan for the most "challenged" centers in our portfolio where sales are and/or occupancy is lower than expectations. Comprised of senior management personnel with expertise in a variety of disciplines, the group works closely with on-site management to develop a specific strategic plan for each center to increase sales, occupancy, and income. The efforts from last year are already beginning to bear fruit. For example, GAP recently opened stores at Florida City, Gainesville and Gulfport; construction of the new L. L. Bean store in Perryville is underway and Ruby Tuesday has agreed to build a restaurant next to Darien. All of these exciting additions to these challenged centers were achieved in part through the efforts of this task force.

  During the coming year we are obligated to use all available cash flow in excess of the capital needed to renovate our centers and supplement our marketing to retire the $90 million mezzanine loan from Fortress/ Greenwich. Over $14 million of the loan has been paid down to date. We will also continue to consider additional sales of some of our properties in order to retire this debt even more quickly. Meanwhile, the Company will continue to explore all opportunities that may present themselves that could benefit you, the shareholders of our Company.

  As fellow equity owners, the officers and directors of Prime Retail are all acutely aware of the loss in value experienced by many of you over the past year. We will continue to do the best we can to restore as much of that value as possible. In the meantime, we all thank you for your continued support.

Very truly yours,

/s/ Glenn D. Reschke

Glenn D. Reschke
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
PORTFOLIO OF
OUTLET CENTERS                                                                                                [MAP]
June 2001

OUTLET CENTERS                     LOCATION
--------------------------------------------------------------------
Prime Outlets at Anderson........  Anderson, California

Prime Outlets at Bend............  Bend, Oregon

- Prime Outlets at Birch Run.....  Birch Run, Michigan

- Bellport Outlet Center.........  Bellport, New York

Prime Outlets at Burlington......  Burlington, Washington

Prime Outlets at Calhoun.........  Calhoun, Georgia

Prime Outlets at Castle Rock.....  Castle Rock, Colorado

Prime Outlets at Conroe..........  Conroe, Texas

Prime Outlets at Darien..........  Darien, Georgia

Prime Outlets at Edinburgh.......  Edinburgh, Indiana

Prime Outlets at Ellenton........  Ellenton, Florida

Prime Outlets at Florida City....  Florida City,Florida

Prime Outlets at Fremont.........  Fremont, Indiana

Prime Outlets at Gaffney.........  Gaffney, South Carolina

Prime Outlets at Gainesville.....  Gainesville, Texas

Prime Outlets at Grove City......  Grove City, Pennsylvania

Prime Outlets at Gulfport........  Gulfport, Mississippi

Prime Outlets at Hagerstown......  Hagerstown, Maryland

Prime Outlets at Hillsboro.......  Hillsboro, Texas

Prime Outlets at Huntley.........  Huntley, Illinois

Prime Outlets at Jeffersonville    Jeffersonville, Ohio
  I..............................

Prime Outlets at Jeffersonville    Jeffersonville, Ohio
  II.............................

Prime Outlets at Latham..........  Latham, New York

OUTLET CENTERS                     LOCATION
--------------------------------------------------------------------

Prime Outlets at Lebanon.........  Lebanon, Tennessee

Prime Outlets at Lee.............  Lee, Massachusetts

Prime Outlets at Lodi............  Burbank, Ohio

Prime Outlets at Loveland........  Loveland, Colorado

Prime Outlets at Morrisville.....  Morrisville, North Carolina

Prime Outlets at Naples..........  Naples, Florida

Prime Outlets at Niagara Falls     Niagara Falls, New York
  USA............................

Prime Outlets at Odessa..........  Odessa, Missouri

Prime Outlets at Oshkosh.........  Oshkosh, Wisconsin

- Oxnard Factory Outlet..........  Oxnard, California

Prime Outlets at Perryville......  Perryville, Maryland

Prime Outlets at Pismo Beach.....  Pismo Beach, California

Prime Outlets at Pleasant          Pleasant Prairie, Wisconsin
  Prairie........................

Prime Outlets at Post Falls......  Post Falls, Idaho

Prime Outlets of Puerto Rico.....  Barceloneta, Puerto Rico

Prime Outlets at Queenstown......  Queenstown, Maryland

Prime Outlets at San Marcos......  San Marcos, Texas

Prime Outlets at Sedona..........  Sedona, Arizona

Prime Outlets at Tracy...........  Tracy,California

Prime Outlets at Vero Beach......  Vero Beach, Florida

Prime Outlets at Warehouse Row...  Chattanooga, Tennessee

- Prime Outlets at                 Williamsburg, Virginia
  Williamsburg...................

Prime Outlets at Woodbury........  Woodbury, Minnesota

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
COMPANY OVERVIEW

[CHART]                                         [CHART]

[CHART]                                         [CHART]

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
[CHART]

[CHART]

Funds From Operations: Prime Retail's 2000 FFO was $58.0 million, or $0.65 per diluted share. These results include non-recurring charges and other expenses aggregating $2.5 million, or $0.05 per diluted share. Excluding these non-recurring charges and other expenses, FFO was $60.5 million, or $0.70 per diluted share.

Portfolio Occupancy: The occupancy of Prime Retail's outlet portfolio decreased from 93.5% on December 31, 1999 to 92.5% on December 31, 2000.

Sales Per Square Foot: Prime Retail's weighted average sales decreased 4.7% to $245 per square foot in 2000 from $257 per square foot in 1999. On a pro forma basis, "same-space" comparable sales for the combined portfolio increased 0.6% and "same-store" comparable sales declined 2.9%.

Key Tenants: As of December 31, 2000, Prime Retail's portfolio contained 341 stores totaling 2.3 million square feet of GLA that are operated by the 15 key tenants that we believe are the biggest consumer draws in the industry. These 15 key tenants had average sales of $407 per square foot during 2000 and include some of the most sought after fashion tenants such as Coach, Donna Karan, GAP, Jones New York, Liz Claiborne, Nautica, Nike, Polo Ralph Lauren, and Tommy Hilfiger. We believe that the presence of these 15 key tenants in our portfolio results in higher sales for our other tenants, which translates into improved occupancy levels and higher rents.

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Rental Rates on Executed Leases: In 2000, our Company executed 789 leases totaling in excess of 2.8 million square feet of GLA. Approximately 2.7 million square feet represented space that was released at a weighted average base rent of $13.67 per square foot, compared to the prior average of $13.03 per square foot. The remaining GLA represented new space leased at a weighted average base rent of $20.05 per square foot.

Tenant Cost of Occupancy: The average cost of occupancy for Prime Retail's outlet tenants, excluding marketing and promotional payments, was 8.3% during 2000, which was slightly higher than the cost of occupancy in 1999, which was 7.8%.

Overhead: Prime Retail's 2000 general and administrative expense was 20.8 million, or 7.3% of total revenues compared to $12.7 million, or 4.1% of total revenues during 1999. The increase in G&A expense during 2000 reflects
(i) certain non-recurring severance and compensation costs and professional fees relating to refinancing activities aggregating $3.9 million and (ii) lower capitalization of overhead costs resulting from the Company's reduced development activities.

DEVELOPMENT

Prime Outlets of Puerto Rico: Prime Outlets of Puerto Rico opened during June, 2000. It consists of 176,000 square feet and includes approximately 40 stores and 10 restaurants in its Food Court. Located 35 miles west of San Juan in Barceloneta, Prime Outlets of Puerto Rico is the first outlet center on the island. Average sales per square foot as reported by merchants as of December 31, 2000 were $387.

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
Prime Retail, Inc.
FINANCIAL HIGHLIGHTS
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AND EMPLOYEE INFORMATION)

YEARS ENDED DECEMBER 31,                                         2000            1999            1998
OPERATING RESULTS
Total revenues..............................................  $  283,350      $  305,956      $  231,809
Income (loss) before loss on sale of real estate, minority
  interests and extraordinary loss..........................     (96,336)        (12,932)         35,447
Net loss applicable to common shares........................    (165,124)        (44,791)         (7,074)
Funds from operations ("FFO")...............................      57,967          84,163          90,020

PER SHARE AMOUNTS
Earnings per common share -- basic..........................  $    (3.79)     $    (1.04)     $    (0.20)
Earnings per common share -- diluted........................       (3.79)          (1.30)          (0.20)
FFO per share -- basic......................................        0.81            1.16            1.45
FFO per share -- diluted....................................        0.65            1.10            1.43

OTHER DATA
Weighted average common shares outstanding -- basic.........      43,517          43,196          35,612
Weighted average common shares outstanding -- diluted.......      43,517          44,260          35,612
Number of employees.........................................       1,027           1,082           1,095
DECEMBER 31,                                                     2000            1999            1998
FINANCIAL POSITION
Total assets................................................  $1,462,021      $1,856,058      $1,976,464
Rental property before accumulated depreciation.............   1,493,107       1,826,551      $2,015,722
Total debt..................................................   1,030,153       1,260,670       1,217,507
Total shareholders' equity..................................     354,488         496,687         643,734

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                                                                    PRIME RETAIL

Prime Retail, Inc.
SELECTED FINANCIAL DATA
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

YEARS ENDED DECEMBER 31,                        2000            1999            1998            1997            1996
Revenues
Base rents.................................  $  178,830      $  193,979      $  148,376      $   78,046      $   54,710
Percentage rents...........................       6,369           8,085           6,384           3,277           1,987
Tenant reimbursements......................      83,350          90,063          67,152          37,519          25,254
Interest and other.........................      14,801          13,829           9,897          10,288           7,089
                                             ----------      ----------      ----------      ----------      ----------
      Total revenues.......................     283,350         305,956         231,809         129,130          89,040
Expenses
Property operating.........................      68,537          70,862          52,684          29,492          20,421
Real estate taxes..........................      21,776          22,405          16,705           9,417           5,288
Depreciation and amortization..............      67,556          73,640          52,727          26,715          19,256
Corporate general and administrative.......      20,847          12,687           7,980           5,603           4,018
Interest...................................      98,234          93,934          60,704          36,122          24,485
Provision for abandoned projects...........          --          16,039              --              --              --
Provision for asset impairment.............      68,663          15,842              --              --              --
Loss on e-Outlets.com......................      14,703              --              --              --              --
Loss on Designer Connection................       1,815           6,561           1,067              --              --
Other charges..............................      17,555           6,918           4,495           3,234           8,586
                                             ----------      ----------      ----------      ----------      ----------
Total expenses.............................     379,686         318,888         196,362         110,583          82,054
                                             ----------      ----------      ----------      ----------      ----------
Income (loss) before loss on sale of real
  estate, minority interests and
  extraordinary loss.......................     (96,336)        (12,932)         35,447          18,547           6,986
Loss on sale of real estate................     (42,648)        (15,153)        (15,461)             --              --
                                             ----------      ----------      ----------      ----------      ----------
Income (loss) before minority interests and
  extraordinary loss.......................    (138,984)        (28,085)         19,986          18,547           6,986
(Income) loss allocated to minority
  interests................................         738          (3,226)         (2,456)        (10,581)          2,092
                                             ----------      ----------      ----------      ----------      ----------
Income (loss) before extraordinary loss....    (138,246)        (31,311)         17,530           7,966           9,078
Extraordinary loss.........................      (4,206)         (3,518)             --          (2,061)         (1,017)
                                             ----------      ----------      ----------      ----------      ----------
Net income (loss)..........................    (142,452)        (34,829)         17,530           5,905           8,061
Income allocated to preferred
  shareholders.............................     (22,672)         (9,962)        (24,604)        (12,726)        (14,236)
                                             ----------      ----------      ----------      ----------      ----------
Net loss applicable to common shares.......  $ (165,124)     $  (44,791)     $   (7,074)     $   (6,821)     $   (6,175)
                                             ==========      ==========      ==========      ==========      ==========
Net loss per common share -- basic.........  $    (3.79)     $    (1.04)     $    (0.20)     $    (0.36)     $    (0.75)
                                             ==========      ==========      ==========      ==========      ==========
Net loss per common share -- diluted.......  $    (3.79)     $    (1.30)     $    (0.20)     $    (0.36)     $    (0.75)
                                             ==========      ==========      ==========      ==========      ==========
Other Data
Funds from operations (1)..................  $   57,967      $   84,163      $   90,020      $   46,718      $   27,637
Net cash provided by operating
  activities...............................  $   32,450      $   97,815      $   59,182      $   49,856      $   45,191
Net cash provided by (used in) investing
  activities...............................  $    1,095      $  (56,666)     $ (145,596)     $ (229,956)     $ (232,290)
Net cash provided by (used in) financing
  activities...............................  $  (31,982)     $  (39,571)     $   85,806      $  182,549      $  176,096
Distributions declared per common share (2)
  (3)......................................  $       --      $     0.89      $     1.68      $     1.18      $     1.33
Reported merchant sales....................  $2,745,923      $3,286,917      $3,169,268      $1,434,163      $1,044,348
Total outlet GLA at end of period (4)......      13,497          14,699          14,348           7,217           5,780
Number of outlet centers at end of period
  (4)......................................          48              51              50              28              21

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
                                                                            DECEMBER 31
                                             --------------------------------------------------------------------------
                                                2000            1999            1998            1997            1996
Balance Sheet Data
Rental property (before accumulated
  depreciation)............................  $1,493,107      $1,826,551      $2,015,722      $  904,782      $  640,759
Net investment in rental property..........   1,275,538       1,642,597       1,887,975         822,749         583,085
Total assets...............................   1,462,021       1,856,058       1,976,464         904,183         666,803
Bonds and notes payable....................   1,030,153       1,260,670       1,217,507         515,265         499,523
Total liabilities and minority interests...   1,107,533       1,359,371       1,332,730         559,655         527,594
Shareholders' equity.......................     354,488         496,687         643,734         344,528         139,209

----------------------------------

NOTES:

(1) Management believes that to facilitate a clear understanding of the Company's operating results, funds from operations ("FFO") should be considered in conjunction with net income (loss) as presented in accordance with generally accepted accounting principles ("GAAP"). FFO, pursuant to guidelines established by the National Association of Real Estate Investment Trusts ("NAREIT"), represents net income (loss) (determined in accordance with GAAP) excluding provisions for asset impairment, gains (or losses) from debt restructuring, sales of property and discontinued operations, plus real estate depreciation and amortization after adjustments for unconsolidated joint venture partnerships. Management believes that FFO is an important and widely used measure of the operating performance of equity real estate investment trusts ("REITs") which provides a relevant basis for comparison to other REITs. Therefore, FFO is presented to assist investors in analyzing the performance of the Company. The Company's FFO is not comparable to FFO reported by other REITs that do not define the term using the NAREIT definition or that interpret the NAREIT definition differently than does the Company. Therefore, the Company cautions that the calculation of FFO may vary from entity to entity and as such the presentation of FFO by the Company may not be comparable to other similarly titled measures of other reporting companies. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income as an indication of the Company's performance or to cash flows as a measure of liquidity or ability to make distributions. A reconciliation of income (loss) before allocations to minority interests and preferred shareholders to FFO is as follows:

                                                                          YEARS ENDED DECEMBER 31
                                                           -----------------------------------------------------
                                                             2000        1999      1998       1997       1996
Income (loss) before minority interests and extraordinary
  loss...................................................  $(138,984)  $(28,085)  $19,986    $18,547    $ 6,986
FFO ADJUSTMENTS:
  Loss on sale of real estate............................     42,648     15,153    15,461         --         --
  Real estate depreciation and amortization..............     65,853     73,053    52,295     26,413     18,703
  Unconsolidated joint venture adjustments...............      3,269      1,639     1,211      1,758      1,948
  Discontinued operations -- Designer Connection.........      1,815      6,561     1,067         --         --
  Discontinued operations -- e-Outlets.com...............     14,703         --        --         --         --
                                                           ---------   --------   -------    -------    -------
FFO before adjustment for asset impairment...............    (10,696)    68,321    90,020     46,718     27,637
  Provision for asset impairment -- operating
    properties...........................................     61,222     15,842        --         --         --
  Provision for asset impairment -- land.................      7,441         --        --         --         --
                                                           ---------   --------   -------    -------    -------
FFO before allocations to minority interests and
  preferred shareholders.................................  $  57,967   $ 84,163   $90,020    $46,718    $27,637
                                                           =========   ========   =======    =======    =======

----------------------------------

(2) Includes a special cash distribution during 1998 of $0.50 per common share relating to the Company's merger with Horizon completed in June 1998.

(3) Includes a special cash distribution during 1996 of $0.145 per common share relating to a stock exchange offer completed by the Company in June 1996.

(4) Includes outlet centers operated under joint venture partnerships with unrelated third parties as follows:

                                                                                DECEMBER 31
                                                           -----------------------------------------------------
                                                             2000        1999      1998       1997       1996
Aggregate GLA............................................      1,764      1,490       595        595        800
Number of outlet centers.................................          5          4         3          3          4

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Prime Retail, Inc.
Consolidated Balance Sheets
(AMOUNTS IN THOUSANDS, EXCEPT SHARE INFORMATION)

DECEMBER 31,                                                     2000         1999
Assets
Investment in rental property:
  Land......................................................  $  151,941   $  181,854
  Buildings and improvements................................   1,322,368    1,560,710
  Property under development................................       3,573       66,581
  Furniture and equipment...................................      15,225       17,406
                                                              ----------   ----------
                                                               1,493,107    1,826,551
  Accumulated depreciation..................................    (217,569)    (183,954)
                                                              ----------   ----------
                                                               1,275,538    1,642,597
Cash and cash equivalents...................................       8,906        7,343
Restricted cash.............................................      54,920       28,131
Accounts receivable, net....................................      13,480       18,926
Deferred charges, net.......................................      19,533       13,503
Investment in partnerships..................................      22,372       18,941
Assets held for sale........................................      43,230       97,639
Due from affiliates, net....................................       2,432        4,140
Other assets................................................      21,610       24,838
                                                              ----------   ----------
      Total assets..........................................  $1,462,021   $1,856,058
                                                              ==========   ==========
Liabilities and Shareholders' Equity
Bonds payable...............................................  $   32,455   $   32,900
Notes payable...............................................     997,698    1,227,770
Accrued interest............................................       5,267        8,033
Real estate taxes payable...................................       8,555       10,700
Construction costs payable..................................       1,850        5,123
Accounts payable and other liabilities......................      60,213       73,340
                                                              ----------   ----------
      Total liabilities.....................................   1,106,038    1,357,866
Minority interests..........................................       1,495        1,505
Shareholders' equity:
  Shares of preferred stock, 24,315,000 shares authorized:
    10.5% Series A Senior Cumulative Preferred Stock, $.01
      par value (liquidation preference of $64,292),
      2,300,000 shares issued and outstanding...............          23           23
    8.5% Series B Cumulative Participating Convertible
      Preferred Stock, $.01 par value (liquidation
      preference of $214,417), 7,828,125 shares issued and
      outstanding...........................................          78           78
  Shares of common stock, 150,000,000 shares authorized:
    Common stock, $.01 par value, 43,577,916 and 43,368,620
      shares issued and outstanding, respectively...........         436          434
  Additional paid-in capital................................     709,373      709,122
  Distributions in excess of net income.....................    (355,422)    (212,970)
                                                              ----------   ----------
      Total shareholders' equity............................     354,488      496,687
                                                              ----------   ----------
      Total liabilities and shareholders' equity............  $1,462,021   $1,856,058
                                                              ==========   ==========

12
------
PRIME RETAIL

Prime Retail, Inc.
Consolidated Statements of Operations
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

YEARS ENDED DECEMBER 31,                                        2000        1999      1998
Revenues
Base rents..................................................  $ 178,830   $193,979   $148,376
Percentage rents............................................      6,369      8,085     6,384
Tenant reimbursements.......................................     83,350     90,063    67,152
Interest and other..........................................     14,801     13,829     9,897
                                                              ---------   --------   -------
      Total revenues........................................    283,350    305,956   231,809
Expenses
Property operating..........................................     68,537     70,862    52,684
Real estate taxes...........................................     21,776     22,405    16,705
Depreciation and amortization...............................     67,556     73,640    52,727
Corporate general and administrative........................     20,847     12,687     7,980
Interest....................................................     98,234     93,934    60,704
Provision for abandoned projects............................         --     16,039        --
Provision for asset impairment..............................     68,663     15,842        --
Loss on eOutlets.com........................................     14,703         --        --
Loss on Designer Connection.................................      1,815      6,561     1,067
Other charges...............................................     17,555      6,918     4,495
                                                              ---------   --------   -------
      Total expenses........................................    379,686    318,888   196,362
                                                              ---------   --------   -------
Income (loss) before loss on sale of real estate, minority
  interests and extraordinary loss..........................    (96,336)   (12,932)   35,447
Loss on sale of real estate.................................    (42,648)   (15,153)  (15,461)
                                                              ---------   --------   -------
Income (loss) before minority interests and extraordinary
  loss......................................................   (138,984)   (28,085)   19,986
(Income) loss allocated to minority interests...............        738     (3,226)   (2,456)
                                                              ---------   --------   -------
Income (loss) before extraordinary loss.....................   (138,246)   (31,311)   17,530
Extraordinary loss on early extinguishment of debt, net of
  minority interests in the amount of $887 in 1999..........     (4,206)    (3,518)       --
                                                              ---------   --------   -------
Net income (loss)...........................................   (142,452)   (34,829)   17,530
Income allocated to preferred shareholders..................    (22,672)    (9,962)  (24,604)
                                                              ---------   --------   -------
Net loss applicable to common shares........................  $(165,124)  $(44,791)  $(7,074)
                                                              =========   ========   =======
Earnings per common share -- basic:
  Loss before extraordinary loss............................  $   (3.69)  $  (0.96)  $ (0.20)
  Extraordinary loss........................................      (0.10)     (0.08)       --
                                                              ---------   --------   -------
  Net loss..................................................  $   (3.79)  $  (1.04)  $ (0.20)
                                                              =========   ========   =======
Earnings per common share -- diluted:
  Loss before extraordinary loss............................  $   (3.69)  $  (1.22)  $ (0.20)
  Extraordinary loss........................................      (0.10)     (0.08)       --
                                                              ---------   --------   -------
  Net loss..................................................  $   (3.79)  $  (1.30)  $ (0.20)
                                                              =========   ========   =======
Weighted average common shares outstanding:
  Basic.....................................................     43,517     43,196    35,612
                                                              =========   ========   =======
  Diluted...................................................     43,517     44,260    35,612
                                                              =========   ========   =======

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                                                                    PRIME RETAIL

COMPANY INFORMATION

BOARD OF DIRECTORS

William H. Carpenter, Jr.
William P. Dickey (1)(2) (4)
Norman Perlmutter (1) (2)
Robert D. Perlmutter (2) (3)
Kenneth A. Randall (2) (3) (4)
Glenn D. Reschke (1)
Michael W. Reschke (2)
Sharon Sharp (2) (3) (4)
The Honorable James R. Thompson (1) (2)
Marvin S. Traub (2)

(1) Member, Executive Committee
(2) Member, Independent Director Committee
(3) Member, Audit Committee
(4) Member, Compensation Committee

SENIOR MANAGEMENT

Glenn D. Reschke
PRESIDENT AND CHIEF EXECUTIVE OFFICER, CHAIRMAN
  OF THE BOARD

Robert A. Brvenik
EXECUTIVE VICE PRESIDENT -
CHIEF FINANCIAL OFFICER AND TREASURER

Steven S. Gothelf
EXECUTIVE VICE PRESIDENT - FINANCE

John S. Mastin
EXECUTIVE VICE PRESIDENT - LEASING

David G. Phillips
EXECUTIVE VICE PRESIDENT

C. Alan Schroeder
EXECUTIVE VICE PRESIDENT -
GENERAL COUNSEL AND SECRETARY

R. Kelvin Antill
SENIOR VICE PRESIDENT -
ASSISTANT GENERAL COUNSEL

Frederick J. Meno
SENIOR VICE PRESIDENT - OPERATIONS, MARKETING
  AND CONSTRUCTION MANAGEMENT

ANNUAL MEETING

The Annual Meeting of Shareholders will convene at 11:00 a.m. EDT on August 21, 2001 at the Baltimore World Trade Center, 21st Floor, 401 East Pratt Street, Baltimore, Maryland 21202.

CORPORATE HEADQUARTERS

Prime Retail, Inc.
100 East Pratt Street, Suite 1900
Baltimore, Maryland 21202
(410) 234-0782
www.primeretail.com

STOCK LISTING

Prime Retail, Inc.'s common, Series A preferred and Series B preferred shares are listed on the New York Stock Exchange (symbols: PRT, PRT.PRA and PRT.PRB). At March 21, 2001, there were approximately 605 shareholders of record including participants in security position listings. For further information, contact C. Alan Schroeder at the Company's corporate headquarters.
                                                                          [LOGO]

INDEPENDENT AUDITORS

Ernst & Young LLP
Baltimore, Maryland

TRANSFER AGENT

Stockholders with questions regarding stock transfers, dividend payments, lost certificates, address changes, and other issues related to their account should contact:

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005
(800) 937-5449

14
------
PRIME RETAIL

SHAREHOLDER PUBLICATIONS AND 10-K REPORT

A copy of Prime Retail, Inc.'s annual report as filed with the Securities and Exchange Commission on Form 10-K and current earnings news releases, may be obtained at no cost to shareholders by writing to Steven A. Sless at the Company's corporate headquarters. Quarterly earnings and other news releases can be faxed to you by calling Company News On Call at (800) 758.5804. This electronic, menu-driven system will require a six digit code (719087) and will allow you to request specific releases to be sent to your fax machine. Additional information regarding Prime Retail, Inc. can be accessed on the Company's web site at WWW.PRIMERETAIL.COM.

MARKET FOR PRIME RETAIL'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
The Company's Common Stock trades on the New York Stock Exchange ("NYSE") under the trading symbol "PRT". Prior thereto, the Common Stock was quoted in the Nasdaq National Market under the trading symbol "PRME".
  The following table sets forth the quarterly high, low and end of period closing sales prices per share of the Company's Common Stock as reported on the NYSE, as well as cash distributions paid during the periods indicated:

Market Price of Common Stock and Cash Dividends Paid Per Common Share

                                              2000                                                    1999
                       ----------------------------------------------------------------------------------------------------------
                        Fourth        Third         Second        First         Fourth        Third         Second        First
                       Quarter       Quarter       Quarter       Quarter       Quarter       Quarter       Quarter       Quarter
Market price per
common share:
 High................   $ 0.69        $ 1.63        $ 2.13        $ 6.63        $ 7.94        $ 8.94        $ 9.94        $10.19
  Low................     0.25          0.22          0.94          1.94          5.13          6.44          7.94          7.38
  End of period
    close............     0.47          0.34          1.27          2.19          5.63          7.38          8.69          8.75
Cash dividends paid
per common share.....   $   --        $   --        $   --        $   --        $0.295        $0.295        $0.295        $0.295

  In order to qualify as a real estate investment trust ("REIT") for federal income tax purposes, the Company is required to pay distributions to its common and preferred shareholders of at least 90% of its REIT taxable income in addition to satisfying other requirements. Although the Company intends to make distributions in accordance with the requirements of the Internal Revenue Code of 1986, as amended, necessary to remain qualified as a REIT, it also intends to retain such amounts as it considers necessary from time to time for capital and liquidity needs of the Company.

  The Company's current policy is to pay distributions only to the extent necessary to maintain its status as a REIT for federal income tax purposes. Based on the Company's current federal income tax projections for 2001, it does not expect to pay any distributions on its 10.5% Series A Senior Cumulative Preferred Stock ("Senior Preferred Stock"), 8.5% Series B Cumulative Participating Convertible Preferred Stock ("Series B Convertible Preferred Stock"), common stock or common units of limited partnership interest in Prime Retail, L.P. during 2001.

  The Company is prohibited from paying dividends or distributions except to the extent necessary to maintain its REIT status under the terms of one of its credit agreements. In addition, the Company may make no distributions to its common shareholders or its holders of common units of limited partnership interest in Prime Retail, L.P. unless it is current with respect to distributions to its preferred shareholders.

  SOME OF THE INFORMATION CONTAINED HEREIN WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 THAT REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. THE WORDS "BELIEVES", "EXPECTS", "ANTICIPATES", "ESTIMATES" AND SIMILAR WORDS OR EXPRESSIONS ARE GENERALLY INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPECTED BECAUSE OF VARIOUS UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, CHANGES IN GENERAL ECONOMIC CONDITIONS, CHANGES IN THE OUTLET SHOPPING CENTER INDUSTRY, AND CHANGES IN REAL ESTATE MARKETS, AS WELL AS OTHER RISKS AND UNCERTAINTIES INCLUDED FROM TIME TO TIME IN COMPANY FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

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                                                                    PRIME RETAIL